UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Signature Eyewear, Inc.

(Name of Issuer)

Common Stock, par value $.0001

(Title of Class of Securities)

836-918-104

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 836-918-104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Springer Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 836-918-104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Springer Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 552,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 552,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.47%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 836-918-104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Craig Springer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 100

	6.	Shared Voting Power 652,300

	7.	Sole Dispositive Power 100

	8.	Shared Dispositive Power 652,300

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 652,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.86%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 836-918-104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mary Jeannean Springer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 100

	6.	Shared Voting Power 552,300

	7.	Sole Dispositive Power 100

	8.	Shared Dispositive Power 552,300

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.47%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Signature Eyewear, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 498 North Oak Street Inglewood, CA 90302

Item 2.
(a)

Name of Person Filing
Springer Capital Corporation, a Colorado and United States corporation; Springer Capital, LLC, a Colorado and United States limited liability company; Craig Springer, a citizen of the United States (“Craig Springer”); and Mary Jeannean Springer, a citizen of the United States (“Mary Jeannean Springer”) (collectively, the “Reporting Persons”)

(b)

Address of Principal Business Office or, if none, Residence
The principal business address for each of Craig Springer and Mary Jeannean Springer is 793 Garrison Court, Grand Junction, CO 81506.

The principal business address for Springer Capital Corporation was 793 Garrison Court, Grand Junction, CO 81506.

The principal business address for Springer Capital, LLC, is 793 Garrison Court, Grand Junction, CO 81506.

(c)

Citizenship
Springer Capital Corporation is a corporation formed under the laws of Colorado and the United States.

Springer Capital, LLC, is a limited liability company formed under the laws of Colorado and the United States.

Craig Springer and Mary Jeannean Springer are citizens of the United States.

	(d)	Title of Class of Securities Common Stock, par value $.0001 per share.
	(e)	CUSIP Number 836-918-104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:

Springer Capital Corporation beneficially owns 0 shares of Common Stock.

Springer Capital, LLC, beneficially owns 552,000 shares of Common Stock consisting of direct ownership of 552,000 shares.  These shares were distributed to Springer Capital, LLC, by Springer Capital Corporation (the “Corporation”), upon the dissolution of the Corporation effective December 31, 2005.  Craig Springer and Mary Jeannean Springer owned 100% of the Corporation and transferred all of their interest in the Corporation to Springer Capital, LLC.  At the time of the dissolution of the Corporation, Springer Capital, LLC, was the sole shareholder of the Corporation.  The Corporation distributed all of its assets, including all of the shares of Common Stock held by the Corporation, to Springer Capital, LLC, upon dissolution.  Craig Springer and Mary Jeannean Springer own 100% of the LLC interests.

Craig Springer beneficially owns 652,400 shares of Common Stock consisting of (i) direct ownership of 100 shares held in one (1) IRA; (ii) beneficial ownership of 300 shares held jointly by Craig Springer and Mary Jeannean Springer; (iii) beneficial ownership of 552,000 shares held by Springer Capital, LLC, in which Craig Springer and Mary Jeannean Springer hold a controlling interest; and (iv) beneficial ownership of warrants exercisable for 100,000 shares of Common Stock held by The Home Loan and Investment Company (“Home Loan”).  Mr. Springer is President of Home Loan and holds investment power over these 100,000 warrants.  Home Loan intends to redeem these warrants for shares in the near future, a decision which the Board of Directors of Home Loan has approved.

Mary Jeannean Springer beneficially owns 552,400 shares of Common Stock consisting of (i) direct ownership of 100 shares held in one (1) IRA; (ii) beneficial ownership of 300 shares held jointly by Craig Springer and Mary Jeannean Springer; and (iii) beneficial ownership of 552,000 shares held by Springer Capital, LLC, in which Craig Springer and Mary Jeannean Springer hold a controlling interest.

	(b)	Percent of class:
Springer Capital Corporation beneficially owns 0 shares of Common Stock representing 0.00% of all the outstanding shares of Common Stock.

Springer Capital, LLC, beneficially owns 552,000 shares of Common Stock representing 8.47% of all the outstanding shares of Common Stock.

Craig Springer beneficially owns 652,400 shares of Common Stock representing 9.86% of all the outstanding shares of Common Stock, including the 100,000 warrants beneficially owned through Home Loan.

Mary Jeannean Springer beneficially owns 552,400 shares of Common Stock representing 8.47% of all the outstanding shares of Common Stock.

(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

Springer Capital, LLC, has the sole power to vote or direct the vote of 552,000 shares.

Craig Springer has the sole power to vote or direct the vote of 100 shares.

Mary Jeannean Springer has the sole power to vote or direct the vote of 100 shares.

(ii)

Shared power to vote or to direct the vote

Springer Capital, LLC, has the shared power to vote or direct the vote of 0 shares.

Craig Springer has the shared power to vote or direct the vote of 652,300 shares.

Mary Jeannean Springer has the shared power to vote or direct the vote of 552,300 shares.

(iii)

Sole power to dispose or to direct the disposition of

Springer Capital, LLC, has the sole power to dispose or to direct the disposition of 552,000 shares.

Craig Springer has the sole power to dispose or to direct the disposition of 100 shares.

Mary Jeannean Springer has the sole power to dispose or to direct the disposition of 100 shares.

(iv)

Shared power to dispose or to direct the disposition of

Springer Capital, LLC, has the shared power to dispose or direct the disposition of 0 shares.

Craig Springer has the shared power to vote or direct the vote of 652,300 shares.

Mary Jeannean Springer has the shared power to vote or direct the vote of 552,300 shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒. With respect to Springer Capital Corporation only, this entity has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit B attached hereto.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2006

SPRINGER CAPITAL CORPORATION

By:	/s/ Craig N. Springer

Title:	President

SPRINGER CAPITAL, LLC

By:	/s/ Craig N. Springer

Title:	Manager

/s/ Craig N. Springer
By: Craig N. Springer

/s/ Mary Jeannean Springer
By: Mary Jeannean Springer

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G, Amendment No. 1, with respect to the Common Stock of Signature Eyewear, Inc., dated as of August 1, 2006, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: August 1, 2006

SPRINGER CAPITAL CORPORATION

By:	/s/ Craig N. Springer

Title:	President

SPRINGER CAPITAL, LLC

By:	/s/ Craig N. Springer

Title:	Manager

/s/ Craig N Springer
By: Craig Springer

/s/ Mary Jeannean Springer
By: Mary Jeannean Springer

EXHIBIT B

IDENTIFICATION OF MEMBERS OF THE GROUP

Springer Capital Corporation

Springer Capital, LLC

Craig Springer

Mary Jeannean Springer